Switch and Data, Inc.

1715 North Westshore Boulevard

Tampa, Florida 33607

February 5, 2007

BY FACSIMILE (202-772-9205) AND

EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Cheryl Grant

Registration Statement on Form S-1 (Registration No. 333-137607)

Ladies and Gentlemen:

Switch and Data, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare effective the Company’s Registration Statement on Form S-1 (Registration No. 333-137607) as of 3:00 p.m., Eastern Time, on February 7, 2007, or as soon as practicable thereafter.

In connection with the request to declare effective the above-captioned Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact me at (813) 207-7700.

Sincerely,

Switch and Data, Inc.

/s/ Clayton Mynard
Clayton Mynard
Vice President, General Counsel and Secretary